Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

April 16, 2009

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:          QE Brushes, Inc.
Registration Statement on Form S-1
Filed March 16, 2009
File No.  333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of April 6, 2009, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed March 16, 2009, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1

General

1.
Section (a)(2) of Rule 419 of Regulation C under the Securities Act defines a blank check company as a company that is issue any penny stock and is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission state that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  See Release No. 33-6932, April 13, 1992.

Note 1 to the financial statements indicates that QE Brushes is seeking funds to begin operations to design, patent, outsource manufacturing, and market a canine and feline toothbrush.  Notwithstanding disclosure on page 15 that QE Brushes has no current plans relating to a merger, consolidation, or sale of substantially all of its assets, we note these disclosures:

•	QE Brushes’ working capital is insufficient to enable it to implement its business plan, and QE Brushes will require additional financing (page 1).

•	QE Brushes has earned no revenue to date (page 8), has not taken active steps to develop a sales force to attain revenues (page 12), and is a shell company (page 18)

•	QE Brushes’ ability to raise additional financing is unknown, and QE Brushes does not have any formal commitments or arrangements for the advancement or loan of funds (page 8).

•
QE Brushes does not have its own fabrication facilities, assembly, or manufacturing operations, does not have any long term supply contracts, and has not yet located a manufacturer for its products (page 11).

•
QE Brushes has not undertaken significant testing of its canine and feline toothbrush which may contain undetected errors, weaknesses, or defects when first introduced as new versions are released (page 12).

•	QE Brushes has no experience in providing direct sales and service and has no distributors (page 12).

•	QE Brushes’ board of directors has the authority to modify or waive its operating policies and strategies without prior notice and without stockholder approval (page 13).

•
QE Brushes’ executive management may have conflicts of interest in allocating management time, services, and functions among QE Brushes and any present and future ventures which are or may be organized by QE Brushes’ directors or officers and their affiliates (page 13).

•	QE Brushes’ officer are free to engage in competitive activities in QE Brushes’ industry (page 13).

•	QE Brushes business plan may fail because its management is inexperienced in operating pet health supply business (page 14).

•	QE Brushes’ president and chief executive officer devotes only 10 to 15 hours per week to its business (page 14).

•	QE Brushes does not have any full or part time employees (page 14).

•
QE Brushes’ directors and officers own 91.4% of its issued and outstanding shares of common stock and will have any overwhelming influence in determining the outcome of all corporate transaction or other matters, including mergers, consolidations, and the sale of all or substantially all of its assets, and the power to cause or prevent a change in control (page 15).

•	QE Brushes estimates that it will take approximately 12 months to manufacture its toothbrushes after starting the manufacturing process (page 29).

•	QE Brushes is still deciding whether to file for patent protection for its toothbrush and has sidelined the issue for the present time (page 30).

•
QE Brushes as the licensee under the license agreement has the right to stop all patent, development, manufacturing, and marketing costs of the canine and feline toothbrush and terminate the license agreement if at any stage the patent application is unable to proceed to a patent license or becomes abandoned (Exhibit 10.1)

•	Gregory Ruff as licensor and QE Brushes as licensee may assign their obligations and duties under the license agreement to a third party (Exhibit 10.1).

In view of the above, it appears that QE Brushes’ business plan is commensurate with the uncertainty ordinarily associated with a blank check company.  Therefore, please revise the registration statement to comply with the requirements of Rule 419 of Regulation C.  In particular, please revise your filing to include the disclosure required by Item 419(c) and confirm that you will file post-effective amendments as required by rule 419(d) and (e).  Please be advised that the officer must contain the terms set forth in Rule 419(e)(2).  Please revise your prospectus to describe these items.  We may have further comment.

In response to this comment, the Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  According to Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, “even if operations have not commenced at the time of the offering.”

The bulleted items above do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. Instead, most of the items pertain to the level of operations that the Company has engaged in.  As stated in Release No.  33-6932, however, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

The Company has a specific business plan.  Looking to the Company’s overall plan and purpose, as fully described in the Company’s registration statement, it is evident that the Company is in the development stage and engaged in the business of developing, manufacturing, and selling toothbrushes specifically for use by pet owners to clean canine and feline mouths.

Even if the test was to examine the level of operations that the Company has commenced, which it is not, the bulleted items above are taken from the context in which they appear in the registration statement. Moreover, they are isolated from the balance of the description of business and plan of operation provided in the registration statement that establish that active steps have been taken to further the Company’s business plan.  As an example, even though the Company has insufficient capital to implement the entirety of its business plan, as the staff points out, the Company has been successful in raising capital, and has $86,079 in cash as of December 31, 2008 to further its plan to develop and market toothbrushes for pets.  The Company has spent $49,888 in operating expenses from inception to December 31, 2008.  As another example, even though the Company has not developed a sales force to attain revenues, as the staff points out, the Company has been active in other areas of its business plan, including designing the shape of the toothbrush and working on the mold to implement that design, and coordinating the manufacturing process to develop the ultimate product and start production. The fact that the Company does now own a manufacturing plant and is subject to a manufacturing process could take 12 months is outside of the Company’s control and does not serve as an indicator of blank check status.  Additionally, even though the Company has sidelined current plans to acquire a patent, as the staff points out, the Company explained the steps it took to research the availability and necessity of acquiring a patent at the present time.  The Company hired patent counsel and looked into the feasibility of an application and weighed alternatives.  These along with other examples in the registration statement establish that the Company is taking active steps to further its business plan.

After conducting research on the matter, the Company was unable to locate any support for the conclusion that the Company’s status as a shell company, the lack of revenues, and the uncertainty in raising capital in today’s market are indicators of blank check status. If so, nearly all the companies that check “shell” status in their 34 Act reports would qualify as blank check companies.

The Company has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.  The staff at the Commission directs attention to a risk factor that indicates that management owns a significant portion of the Company and can influence decision-making, including significant corporate transactions, like mergers, consolidations and changes of control. Reference is also made to the board of directors’ ability to set operating policy and strategy without shareholder involvement. These risk factors are designed to warn investors of their minority interest in influencing decision-making in the overall direction of the Company. It does not evince present business intent to engage in a merger, consolidation or change in control.  While the Company believes that these risk factors are appropriate and should be including in the filing, if the staff believes that these risk factors or any other disclosure in the registration statement serves the contrary purpose of indicating blank check status, the Company is willing to remove the disclosure to avoid the unintended consequence.

2.
If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply.  In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.  Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next 12 months.  In providing the specific business plan, the disclosure should incorporate the company’s day-to-day operations.  We may have additional comments following the review of your revised disclosures.

In response to this comment, please see the above response.  In addition, the Company included a disclosure in the Amended S-1 that states that the Company is not a blank check company and has no intention of engaging in a reverse merger with any entity in an unrelated industry.  As demonstrated above, disclosing the day-to-day operations is not a factor in analyzing blank check status.  See Release No. 33-6932.

3.
Include within the registration statement a discrete section to disclose any previous blank check offering in which QE Brushes, directors officers, promoters, control persons, or their affiliates have been involved.  The disclosure should include for each blank check offering:

• Date of initial public offering.

• Offering price.

• Aggregate dollar amount raised.

• Purpose of the offering.

•	Any mergers, acquisitions, sales of all or substantially all of assets, or similar transactions that have occurred.

•	Dates of the transactions.

•	Consideration given and received.

•	Subsequent involvement by directors, officers, promoters, control persons, or their affiliates in each company.

In addition, please identify all other registration statements of companies for which your directors, officers, promoters, control persons, or their affiliates may have acted as promoters or in which they have a controlling interest, by describing in detail the nature and extend of the direct or indirect relationship between your directors, officers, promoters, control persons, or their affiliates and these companies and their affiliates.  Your disclosure should indicate which companies are now viable or dormant, which business have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

In response to this comment, no person affiliated with QE Brushes has been involved in any previous blank check offerings.  There are no registration statements under the second portion of the staff’s comment.

4.
We note the inclusion of “NASD” or “FINRA” when referencing the OTC Bulletin Board throughout the registration statement.  For example, refer to pages 1, 7, 16, 19, 21, 32 and 34.  References to the OTC Bulletin Board should not include “NASD” or “FINRA.”  Correct and accurate terminology when referencing the OTB Bulletin Board is:

• OTC Bulletin Board.

• Quoted on the OTC Bulletin Board.

See General Question 5 under “Frequently Asked Questions (FAQs)” on the OTC Bulletin Board’s website.  Please revise.

In response to this comment, the Company removed reference to NASD or FINRA when referencing the OTC Bulletin Board throughout the document.

Registration Statement’s Facing Page

5.	We note that QE Brushes’ primary standard industrial classification or SIC code number is omitted. Since the EDGAR system indicates that QE Brushes’ SIC code number is 3990, please revise or advise.

In response to this comment, the Company included the SIC code as requested.

Summary, page 6

6.
The statements “The purpose of the Offering is to raise equity funds which we will then use to develop, manufacture, market, and sell our Product.  However, our management has retained discretion to use the proceeds of the Offering for other purposes” are inconsistent with disclosures elsewhere in the registration statement that QE Brushes will not receive any proceeds from the offering.  Please reconcile the disclosures.

In response to this comment, the Company removed the mentioned language, which was inadvertently transferred from the Company’s PPM document to the registration statement in the drafting phase.

The Offering, page 7

7.
We note the disclosure here and elsewhere in your filing that you have 6,695,000 shares outstanding.  It appears that you have 6,725,000 shares outstanding.  Please advise or revise throughout your filing accordingly.

In response to this comment, the Company has 6,695,000 shares of common stock issued and outstanding.  The Company revised the disclosure in Part II, Item 15. of Amended S-1 to include the correct amount of shares issued in the Rule 506 offering.  It was 445,000 versus 475,000.

Risk Factors, page 8

8.
We note the statements “The risks and uncertainties described below are not the only ones that impact on our operations and business.  Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations.”  Since QE Brushes is required to disclose all risk factors that it believes are material at this time, please delete the statements.

In response to this comment, the Company removed the disclosure as requested.

9.
Many of your risk factors contain language such as “we cannot assure you” and “there can be no assurance.”  The risk factors must discuss the nature of the specific risk rather than your ability to provide assurance.  Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

In response to this comment, the Company revised its risk factors to omit the mentioned language.

10.
We note the disclosure in Note 3 to the financial statements that “If it becomes necessary to raise additional sums of money to complete the manufacturing of the pet toothbrush, a presale order will assist QE Brushes in this endeavor.”  Advise what consideration you have given to addressing in the risk factors section management’s plan to presale the pet toothbrush before beginning to manufacture the final product and any attendant risks.

In response to this comment, the Company deleted this disclosure.

Because we conduct our business through verbal agreements…,page 10

11.	Please provide us a list of all your verbal agreements.

In response to this comment, the company hires professional services for accounting work on a verbal basis, and uses consultants Slack and Bendio on verbal arrangements, but does not believe this risk factor is warranted. The company therefore removed the risk factor.

Our board of directors may change our operating policies…., page 13

12:
The disclosure in this risk factor is extremely vague.  Please discuss in greater detail what you mean by your “current operating policies and strategies” and what impact those would have on the company and security holders.

In response to this comment, the Company revised the risk factor to better explain the underlying powers held by the board of directors and the decision-making effect these powers have on shareholders.

Because executive management is free to devote time to other ventures…,page 13

13.	Identify any present ventures organized by QE Brushes’ directors, officers, or their affiliates.

In response to this comment, the Company identified the present ventures organized by its officers and directors by reference to their bios in the section titled, “Directors, Executive Officers, Promoters And Control Persons.”

Determination of Offering Price, page 19

14.
We note your disclosure here and elsewhere in your filing that QE Brushes intends to apply for quotation of its common stock on the OTC Bulletin Board.  We understand that the OTC Bulletin Board is a quotation medium for subscribing FINRA members and is not an issuer listing service.  Further, only market makers can apply to quote securities on the OTC Bulletin Board.  Please revise here and, as appropriate, elsewhere in your filing accordingly.  In addition, please disclose whether QE Brushes or any person acting on its behalf will take affirmative steps to request or encourage any broker-dealer to act as a market maker for QE Brushes’ common stock.

If so, discuss whether there have been any preliminary discussions or understandings between QE Brushes or any person acting on its behalf and any market maker.  Summarize any discussions or understanding, and identify the participants involved.  Should QE Brushes decide to undertake these efforts at a later date, disclose when, how, and by whom.

In response to this comment, the Company revised the disclosure throughout to state that “We intend to request that a market marker submit an application to FINRA to quote our common stock on the OTC Bulletin Board…” The Company has not many any efforts at the present time to locate and request that a market maker submit a 211 application.

Selling Shareholders, page 19

15.
For any beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance and Disclosure Interpretations of Regulation S-K that are available on the Commission’s website at http://www.sec.gov.

In response to this comment, the Company included by footnote the natural person associated with the entity in the selling shareholder table.

16.	Confirm that none of the selling shareholders is a broker-dealer.

In response to this comment, the Company confirms that none of the selling shareholders are broker dealers.

17.	For any selling shareholder that is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

• Purchased the securities to be resold in the ordinary course of business.

•	Had no agreement or understanding, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If QE Brushes is unable to make the two representations noted above in the prospectus, QE Brushes must state in the prospectus that the selling shareholder is an underwriter.  Language such as “may be deemed to be” an underwriter is unacceptable in the selling shareholder is an affiliate of an underwriter that cannot make the two representations.

In response to this comment, to the Company’s knowledge, no shareholder is an affiliate of a broker-dealer.

18.	Describe briefly any continuing relationship of QE Brushes with each selling shareholder.

In response to this comment, the selling shareholders are shareholders of the company with no other relationship.

19.	Expand the disclosure in the last paragraph to explain the relationships of Messers. Gregory Ruff and Craig Littler to QE Brushes.

In response to this comment, the Company explained the relationships of Messers. Gregory Ruff and Craig Littler to QE Brushes.

20.	Consider adding the disclosure that the term “selling shareholder” includes the shareholders listed and their transferees, pledges, donees or their successors.

In response to this comment, the term selling shareholder is not defined under the Securities Act of 1933, as amended, and therefore the Company would prefer not include the disclosure as recommended.

21.	Disclose that QE Brushes will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

In response to this comment, the Company included the language as recommended.

22.	Confirm that QE Brushes is aware that it may only substitute a new selling shareholder for an original selling shareholder by means of a prospectus supplement if:

•	The change is not material.

•	The number of shares or dollar amount registered does not change.

•	The new selling shareholder’s shares can be traced to those covered by the original registration statement.

In response to this comment, the Company confirms that it is aware of the above statement.

Plan of distribution, page 21

23.
If a selling shareholder enters into an agreement after the registration statement’s effectiveness to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, QE Brushes must file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Revise the disclosure to indicate that QE Brushes will file a post-effective amendment addressing the above information.  Further, before any broker-dealer’s involvement in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from FINRA.
In response to this comment, the Company included the recommended disclosure.

24.
Expand the disclosure to address any provisions of Regulation M under the Exchange Act related to the offering.  You may wish to refer to Staff Legal Bulletin No. 9 of the Division of Trading and Markets, formerly Division of Market Regulation, that is available on the Commission’s website at http://www.sec.gov.

In response to this comment, the Company included the recommended disclosure.

Interests of Named Experts and Counsel, page 25

25.	Include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

In response to this comment, the Company included the address of Cane Clark, LLP.

Description of Business, page 26

26.
Please review the disclosure in this section and throughout your filing and ensure that you identify the source(s) for the industry and scientific data you provide, in particular the sections entitled “Canine and Feline Dental Disease,” “Pet Car Industry,” and “Our Product.”  In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source.  If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon other sources, please provide us copies of these sources.  Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable.

Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this.  Otherwise, please confirm that these sources are widely available to the public.  If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.  To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.  We may have additional comments after we review your response.

In response to this comment, the Company revised its disclosure to provide the sources to support the factual statements made.  No source is affiliated with the Company and all are widely available to the public.

27.
We note the disclosure in the first risk factor on page 12 that you are currently testing your product.  Please include disclosure in this section on the testing of your product, including a detailed discussion of the testing process and timeframe.

In response to this comment, the Company included a section titled “Product Testing” in the Description of Business portion of the Amended S-1.

Our Product, page 28

28.
We note that the disclosure in the third and fourth paragraphs that you have retained two consultants.  Please disclose the terms of these arrangements and whether you have any written or oral agreements with the consultants.

In response to this comment, these consultants provide assistance to the Company on an as needed basis.  No written contracts are in place.  We have paid Mr. Slack 130,000 shares of our stock to date.  We have paid Mr. Bendio $3,498.10  to date.

29.
We note that the disclosure in the third paragraph that your “design is still unique and addresses issues that other pet toothbrushes have yet to solve.”  Please explain why your product is unique and what issues it addresses that other toothbrushes have not solved.

In response to this comment, in the section “Our Product” just prior to the section “Intellectual Property,” the Company included discussion of the shape, size and fit as the unique factors in the development of the toothbrush.

30.	State here the expiration date of QE Brushes’ license agreement with Mr. Gregory P. Ruff, and file an executed license agreement as an exhibit to the registration statement.

In response to this comment, the Company amended Exhibit 10.1 to include the signed and date version of the agreement.

Research and Development Expenditures, page 31

31.	Please disclose the dollar amount of the shares issued to Mr. Robert Slack. Please also describe in greater detail the services provided by Mr. Slack.

In response to this comment, the Company revised the disclosure to indicate that the shares were valued at $0.0189 per share. The detail on Mr. Slack services is expanded in the “Product Testing” section.

No Public Market for Common Stock, page 32

32.	We note the disclosure in the second paragraph. Please clearly state, if true, that your common stock is “penny stock.” Please also comply with this comment in the second risk factor on page 17.

In response to this comment, the Company revised the disclosure to state as follows: “The last price of our common stock was in connection with our offering under Rule 506, and the stock sold at $0.20 per share.  Thus, our common stock would qualify as penny stock.”

Rule 144 Shares, page 33

33.	Please revise to clearly disclose the identities of your “founders” referenced in the second paragraph of this section. In this regard, we note the disclosure in the first paragraph on page 21.

In response to this comment, the Company revised the disclosure to state “affiliates.”

34.	Please explain in greater detail the condition disclosed in paragraph (3) of the second paragraph of this section as certain investors may be unfamiliar with these concepts.

In response to this comment, the Company disclosed the new rule under Rule 144 and believes it accurately did so.

Registration Rights, page 34

35.
We note the statement “We plan to file a Form 8-A registration statement with the Commission to cause us to become a reporting company with the Commission under the 1934 Act.”  Revise the disclosure to clarify that QE Brushes will become a reporting company upon effectiveness of the registration statement filed March 16, 2009.

In response to this comment, the Company revised the disclosure to clarify the filing of an 8-A.

Registration Rights, page 34; Compensation Discussion and Analysis, page 39

36.
We assume that the reference to “our mineral exploration program” and the phrase “Due to financial constraints typical of those faced by a development stage mineral exploration business” are inadvertent.  Please revise or advise.

In response to this comment, the Company removed the inadvertent reference to any mineral exploration program.

Results of Operations…,page 35

37.
We note your use of your securities as consideration to purchase certain services.  In this regard, we note the shares issued to Mr. Gregory P. Ruff and a consultant in consideration of services rendered.  Please explain the nature of this share-based compensation.  In addition, please disclose how you calculated the dollar amount of the compensation you paid and how you determined the number of shares to issue.  Further, please provide a breakdown of the number of shares issued to your directors and the number of shares issued to related parties of services, and disclose the corresponding dollar amounts.  Finally, please disclose the nature of the services rendered by these related parties and the nature of the relationship of these parties to your company.

In response to this comment, the board of directors decided on a price of the shares sold to Mr. Ruff and Mr. Slack.  The price was arbitrarily chosen and bears no relationship to any valuation of the Company.  Mr. Ruff was paid in stock for services valued at $225, and Mr. Slack was paid in stock for services valued at $2,457.

Liquidity and Capital Resources, page 36

38.
Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  In this regard, we note the disclosure in the last risk factor on page 15.

In response to this comment, the Company included a discussion on the impact on the Company’s liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

39.
Given QE Brushes’ history of no revenues and requirement of additional financing to continue as a going concern, disclose how QE Brushes intends to satisfy the costs that it will incur as a result of becoming a public company upon the registration statement’s effectiveness.  In this regard, we note the disclosure in the last risk factor on page 15.

In response to this comment, a discussion of this issue is presented in the Liquidity and Capital Resources section.

40.
We note the third paragraph is qualified as of December 31, 2008.  Please revise to discuss your liquidity over the next 12 months taking into account the fact that you will be a reporting company under the Exchange Act.

In response to this comment, the Company removed the qualification and stated from the time of filing the registration statement and into the next 12 months.

41.	We note the statements:

•
“Although our principal has no legal obligation to infuse additional capital, it is anticipated that our principal will do so as reasonably necessary by providing short-term demand loans carrying a market interest rate should it become necessary to do so.”

•
“Although we do not anticipate the necessity, we may have to raise additional capital following the completion of this registration statement…to meet our financial requirements over the next twelve months.

Expand the disclosure in the first statement to identify QE Brushes’ principal.  Expand the disclosure in the second statement to make clear that QE Brushes will receive no proceeds from this offering.

In response to this comment, the Company expanded the disclosure to identify the principal as Gregory Ruff, and make clear that the Company will receive no proceeds from this offering.

Directors, Executive Officers, Promoters and Control Persons, page 37

42.
If any directors, executive officers, promoters, and control persons of QE Brushes are directors, executive officers, promoters, and control person of KOKO, Ltd., provide appropriate disclosure that addresses specifically their involvement in KOKO, Ltd. and any conflicts of interest resulting from their involvement in KOKO, Ltd.  We note the disclosure that Mr. Gregory P. Ruff is the president of KOKO, Ltd.

In response to this comment, the Company revised the bios of Messrs. Ruff and Littler to address their involvement in Koko Ltd. Neither has a conflict of interest.

43.
Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

In response to this comment, the Company confirms that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

44.
Disclosure that Mr. Gregory P. Ruff was a trader and account executive at Public Securities from 1992 through 2008 is inconsistent with disclosure in the registration statement on Form S-1 filed by KOKO, Ltd. on March 12, 2009 that

Mr. Ruff was a trader and registered representative with Public Securities Company from 1996 to December 2006.  Please reconcile the disclosures.
In response to this comment, the Company reconciled the disclosures.

45.	State the period or periods during which Messrs. Craig Littler, Murray Sternfeld, Paul Charbonneau, and James Adams have served as directors of QE Brushes. See Item 401(a)(1) of Regulation S-K.

In response to this comment, the Company included the date of appointment for each.

46.	Describe briefly Messrs. Charbonneau’s and Littler’s business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

In response to this comment, the Company included Messrs. Charbonneau’s and Littler’s business experience during the past five years.

Directors, page 38

47.	Please disclose the information required by Item 407(a) of Regulation S-K.

In response to this comment, the Company included the required disclosure.

Director or Officer Involvement in Certain Legal Proceedings, page 38

48.	We note the phrase “To the best of our knowledge.” Explain why QE Brushes finds it necessary to qualify the disclosure.

In response to this comment, the Company omitted the language.

Executive Compensation, page 39

49.
We note the disclosure that you have not paid any cash or stock compensation to your executive officers.  Please reconcile with the disclosure elsewhere in the prospectus that you paid Mr. Gregory P. Ruff in stock for services rendered.

In response to this comment, the Company revised the disclosure to indicate that Mr. Ruff was paid in stock for services valued at $225

Certain Relationships and Related Transactions, page 42

50.	For each party transaction discussed in this section, please disclose how you arrived at the terms of the transaction and who negotiated these terms on behalf of the company.

In response to this comment, the Company revised the disclosure to indicate that the transaction was not arms length

51.
If applicable, provide disclosure relating to promoters and control persons required by Item 404(c) of Regulation S-K.  You may wish to refer to Section V.C. of Release No. 33-8732A for additional guidance.

In response to this comment, this Item is not applicable.

52.
Disclose whether QE Brushes may merge with or acquire another company in which QE Brushes’ directors, officers, promoters, or control persons have an ownership interest, directly or indirectly.  If QE Brushes’ policies do not permit such related party transaction, explain the basis for the policies.  Further, indicate whether QE Brushes’ directors, officer, promoters, or control persons are aware of any circumstances under which QE Brushes may change its policies.

In response to this comment, Article V of the Company’s Articles of Incorporation expressly opts out of the prohibitions against combinations with interested stockholders contained in NRS 78.411 to 78.444. The Company may engage in a combination with an interested stockholder.

Available Information, page 42

53.	The Commission’s address is 100 F Street, N.E., Washington, DC 20594 and not 450 Fifth Street, N.W., Washington DC 20549. Please revise.

In response to this comment, then Company revised the address.

Dealer Prospectus Delivery Obligations, page 42

54.	Please relocate this section to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

In response to this comment, the Company relocated the disclosure to the outside back cover of the prospectus.

Recent Sales of Unregistered Securities, page 45

55.	With respect to the issuances as compensation for services rendered, please expand the disclosure in this section to fully describe the nature of the services.

In response to this comment, the Company indicated the nature of the services provided.

56.	With respect to the shares issued to Mr. Gregory P. Ruff, please disclose separately the amount of cash proceeds and the amount for services rendered.

In response to this comment, the Company included separately the amount of cash invested and services rendered.

57.
We note the disclosure regarding the offering completed on December 31, 2008 in which you received proceeds of $95,000.  We also note the disclosure in Note 4 to your financial statements, indicating that you received proceeds of $89,000.  Please reconcile.

In response to this comment, the Company reconciled the disclosure.

58.	State the dates on which QE Brushes issued:

•	530,000 shares of common stock to each of Messrs. Paul Charbonneau, Craig Littler, Murray Sternfeld, and James Adams.

•	130,000 shares of common stock to a consultant.

See Item 701(a) of Regulation S-K.

In response to this comment, the Company indicated the dates of issuance.

59.
State the value of the 130,000 shares of common stock issued to a consultant for services.  See Item 701(c) of Regulation S-K.  Please also tell us the identity of this consultant and whether you have any written or oral agreements with consultant.

In response to this comment, the Company included the identity of the consultant and arrangement in place.

Undertakings, page 46

60.	Since the undertakings under (i) and (ii) of 4(a) and (5) are inapplicable to this offering, please remove these undertakings.

In response to this comment, the Company believes the undertakings are correctly stated.

Exhibit Index

61.	Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

In response to this comment, the exhibit index is hyperlinked to each exhibit, and therefore immediately precedes each exhibit.

Other

62.	Provide us a copy of the Form D Filing made by QE Brushes on June 23, 2008.

In response to this comment, please see attached Form D.

Sincerely,

Cane Clark LLP

/s/Scott P. Doney
Scott P. Doney